HEAD N.V.
                                QUARTERLY REPORT

                              For the Period Ended
                                 March 31, 2005

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED MARCH 31, 2005



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------



ITEM 1.       FINANCIAL STATEMENTS

              Audited Condensed Consolidated Balance Sheet as of December 31, 2004 and Unaudited Condensed Consolidated Balance Sheet as of March 31, 2005

              Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 and 2005

              Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2004 and 2005

              Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2005

              Notes to the Unaudited Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

          o    our ability to implement our business strategy;
          o    our liquidity and capital expenditures;
          o    our ability to obtain financing;
          o our ability to realize the cost savings we expect to achieve from our cost reduction program;
          o    competitive pressures and trends in the sporting goods industry;
          o    our ability to compete, including internationally;
          o    our ability to introduce new and innovative products;
          o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
          o    legal proceedings and regulatory matters;
          o    our ability to fund our future capital needs, and
          o    general economic conditions.

         Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                           PRESENTATION OF INFORMATION


         We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On March 31, 2005, the rate was euro 0.771367 = $1. The table below shows the exchange rates, as expressed in euro per one U.S. dollar, for the period ended March 31, 2004, December 31, 2004 and March 31,2005.

                        March 31,       December 31,      March 31,
1 U.S. dollar=            2004             2004             2005
-------------------------------------------------------------------
Euro                    0.818063         0.73416          0.771367

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                       December 31,     March 31,
                                                                           2004           2005
                                                                       -----------     -----------
                                                                                       (unaudited)
                                                                             (in thousands)
ASSETS
Cash and cash equivalents ........................................     $    59,600     $    72,339
Restricted cash ..................................................           6,418           5,862
Accounts receivable, net of allowance for doubtful accounts of
    $16,591 and $16,513, respectively ............................         211,400         128,057
Inventories, net .................................................          91,884         109,756
Assets held for sale (see Note 4) ................................           2,155           2,051
Prepaid expenses and other current assets ........................          24,194          33,797
                                                                       -----------     -----------
     Total current assets ........................................         395,653         351,863
Marketable securities ............................................           2,950           2,396
Property, plant and equipment, net ...............................          85,064          79,195
Intangible assets, net ...........................................          16,536          16,536
Goodwill, net ....................................................           3,700           3,700
Deferred income taxes ............................................          78,912          76,803
Other non-current assets .........................................           4,705           4,354
                                                                       -----------     -----------
     Total assets ................................................     $   587,520     $   534,846
                                                                       ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable .................................................     $    40,660     $    37,831
Accrued expenses and other current liabilities ...................          59,417          52,723
Short-term borrowings ............................................          39,883          36,182
Current portion of long-term borrowings ..........................           3,305           3,596
                                                                       -----------     -----------
     Total current liabilities ...................................         143,264         130,333
Long-term borrowings .............................................         199,520         176,383
Other long-term liabilities ......................................          27,785          25,953
                                                                       -----------     -----------
     Total liabilities ...........................................         370,569         332,669
Minority interest ................................................               9               9
Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net of treasury stock
     0.20 EUR par value; 39,820,677 shares issued ................         140,107         140,213
Retained earnings ................................................          16,149           7,004
Accumulated other comprehensive income ...........................          60,686          54,951
                                                                       -----------     -----------
     Total stockholders' equity ..................................         216,942         202,168
                                                                       -----------     -----------
     Total liabilities and stockholders' equity ..................     $   587,520     $   534,846
                                                                       ===========     ===========


   The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           For the Three Months
                                                                              Ended March 31,
                                                                        --------------------------
                                                                           2004            2005
                                                                        ----------      ----------
                                                                        (unaudited)     (unaudited)

                                                                   (in thousands, except per share data)

REVENUES:
Product revenues..................................................       $  91,508       $  82,678
Licencing revenues................................................           2,891           3,049
                                                                         ---------       ---------
Total revenues....................................................          94,399          85,727
Other revenues....................................................             267             279
Sales deductions..................................................          (2,306)         (2,387)
                                                                         ---------       ---------
Total net revenues................................................          92,360          83,619
Cost of sales.....................................................          57,851          52,276
                                                                         ---------       ---------
Gross profit......................................................          34,509          31,343
Selling and marketing expense.....................................          28,041          30,933
General and administrative expense (excluding non-cash
     compensation expense)........................................          10,705           9,325
Non-cash compensation expense.....................................             139             106
Restructuring costs (see Note 15).................................             272              --
                                                                         ---------       ---------
Operating loss....................................................          (4,648)         (9,021)
Interest expense..................................................         (12,871)         (4,465)
Interest income...................................................             403             297
Foreign exchange gain.............................................              79             914
Other income (expense), net.......................................              (6)             68
                                                                         ---------       ---------
Loss from operations before income taxes..........................         (17,042)        (12,208)
Income tax benefit (expense):
     Current......................................................            (661)           (701)
     Deferred.....................................................           3,310           3,764
                                                                         ---------       ---------
Income tax benefit................................................           2,648           3,063
                                                                         ---------       ---------
Net loss..........................................................       $ (14,394)      $  (9,145)
                                                                         =========       =========

Earnings per share, basic
     Net loss.....................................................           (0.40)          (0.25)
Earnings per share, diluted
     Net loss.....................................................           (0.40)          (0.25)
Weighted average shares outstanding...............................
     Basic........................................................          36,159          36,220
     Diluted......................................................          36,159          36,220


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
             CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS


                                                                               For the Three Months
                                                                                  Ended March 31,
                                                                            ---------------------------
                                                                               2004            2005
                                                                            -----------     -----------
                                                                            (unaudited)     (unaudited)
                                                                                    (in thousands)
Net loss ..............................................................     $  (14,394)     $   (9,145)
     Other comprehensive income (loss):
         Unrealized gain on derivatives instruments (net of tax of $222
         and $133, respectively) ......................................            430             399
         Less: reclassification adjustment for derivative gains
         recorded in net loss (net of tax of $53
         and $15, respectively) .......................................           (103)            (45)
         Foreign currency translation adjustment ......................         (6,249)         (6,089)
                                                                            ----------      ----------
     Total comprehensive loss .........................................     $  (20,316)     $  (14,880)
                                                                            ==========      ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                For the Three Months Ended
                                                                                        March 31,
                                                                                --------------------------
                                                                                   2004           2005
                                                                                -----------    -----------
                                                                                (unaudited)    (unaudited)
                                                                                      (in thousands)
OPERATING ACTIVITIES:
     Net loss................................................................   $   (14,394)   $    (9,145)
     Adjustments to reconcile net loss
         to net cash provided by operating activities:
         Depreciation and amortization.......................................         5,034          5,341
         Amortization and write-off of debt issuance cost and bond discount..         3,248            122
         Provision for leaving indemnity and pension benefits................           (13)           260
         (Gain) loss on sale of property, plant and equipment................            76            (64)
         Non-cash compensation expense.......................................           139            106
         Deferred tax (income)...............................................        (3,310)        (3,764)
     Changes in operating assets and liabilities:
         Accounts receivable.................................................        60,522         76,748
         Inventories.........................................................       (17,992)       (22,308)
         Prepaid expense and other assets....................................        (2,269)        (1,594)
         Restructuring costs.................................................        (4,643)            --
         Accounts payable, accrued expenses and other liabilities............        (2,713)        (6,389)
                                                                                -----------    -----------
     Net cash provided by operating activities...............................        23,685         39,314
                                                                                -----------    -----------
INVESTING ACTIVITIES:
         Purchase of property, plant and equipment...........................        (3,944)        (2,740)
         Proceeds from sale of property, plant and equipment.................            86            159
         Sale (purchase) of marketable securities............................           323         (5,261)
                                                                                -----------    -----------
     Net cash used for investing activities..................................        (3,536)        (7,842)
                                                                                -----------    -----------
FINANCING ACTIVITIES:
         Change in short-term borrowings, net................................       (23,667)        (1,965)
         Proceeds from long-term debt........................................       168,530            558
         Payments on long-term debt..........................................       (89,644)       (13,499)
         Purchase of treasury stock..........................................             1             --
         Change in restricted cash, net......................................            --            248
         Proceeds from exercised options.....................................            48             --
                                                                                -----------    -----------
     Net cash provided by (used for) financing activities....................        55,267        (14,658)
                                                                                -----------    -----------
     Effect of exchange rate changes on cash and cash equivalents............        (1,134)        (4,076)
     Net increase in cash and cash equivalents...............................        74,282         12,739
     Cash and cash equivalents at beginning of period........................        41,312         59,600
                                                                                -----------    -----------
     Cash and cash equivalents at end of period..............................   $   115,594    $    72,339
                                                                                ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest..................................................   $     6,650    $     8,312
     Cash paid for income taxes..............................................   $       206    $       486


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Business


Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).


Note 2 - Summary of Significant Accounting Policies


A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("US-GAAP"). In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US-GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2004 has been derived from the audited financial statements as of that date, but does not include all disclosures required by US-GAAP. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 15, 2005 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three month period ended March 31, 2005 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all wholly-owned subsidiaries and variable interest entities in which the Company has determined it is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to be consistent with the current year's presentation.

Computation of Net Loss per Share

Net loss per share is computed under SFAS 128, "Earnings per Share" ("SFAS 128"). Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the loss per share calculation until the related option has been exercised. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

For the period ended March 31, 2004, and 2005, the weighted average shares outstanding included in basic net loss per share is 36,158,626 shares, and 36,219,902 shares, respectively. For the period ended March 31, 2004 and 2005, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,295,338 options, and 1,286,647 options, respectively.

Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock, expected dividends, and risk-free interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In March 2005, the FASB Staff issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" as well as other issues related to asset retirement obligations. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is in the process of determining if this interpretation will have any impact on its financial statements.

In December 2004, the Financial Accounting Standard Board ("FASB") issued a revised SFAS No. 123(R), "Share-Based Payment - an Amendment of FASB Statements No. 123 and 95" ("SFAS 123(R)"). SFAS 123(R) establishes

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS 123(R) effective July 1, 2005 and is currently in the process of evaluating the impact of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153.

In November 2004, FASB issued SFAS No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151.

Note 3 - Inventories

Inventories consist of the following (in thousands):

                                                    December 31,    March 31,
                                                       2004           2005
                                                    -----------    -----------
                                                                   (unaudited)
Raw materials and supplies.....................     $    25,296    $    26,394
Work in process................................          11,187         14,516
Finished goods.................................          73,354         84,697
Provisions.....................................         (17,953)       (15,851)
                                                    -----------    -----------
     Total inventories, net....................     $    91,884    $   109,756
                                                    ===========    ===========


Note 4 - Assets Held for Sale

During 2004, the Company made the decision to sell its distribution warehouse in Italy. In accordance with SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets", this asset has been reclassified to held for sale at its net book value and the Company ceased depreciation on this plant.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Goodwill and Intangible Assets

At December 31, 2004 and March 31, 2005, the Company recorded identified indefinite lived intangible assets consisting of trademarks with a book value of $16.5 million. Also, the Company recorded goodwill of $3.7 million at December 31, 2004 and March 31 2005.


Note 6 - Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.4 million and $0.4 million, net of tax, for period ended March 31, 2004 and 2005, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the period ended March 31, 2004 and 2005, the Company reclassified a gain from AOCI to earnings of $0.1 million and $0.1 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2004 and March 31, 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                    As of December 31, 2004
                                               ---------------------------------
                                                Contract    Carrying     Fair
                                                 amount       value      value
                                               ----------  ----------  ---------
                                                         (in thousands)
Forward foreign exchange contracts.............$  37,610   $   716     $  716


                                                      As of March 31, 2005
                                               ---------------------------------
                                                Contract    Carrying     Fair
                                                 amount       value      value
                                               ----------  ----------  ---------
                                                         (in thousands)
Forward foreign exchange contracts.............$  37,798   $    69     $   69


The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Shareholders' Equity

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

As of January 1, 2004, in accordance with FIN 46R "Consolidation of Variable Interest Entities" the Company consolidated the Stichting, as the Company was considered the primary beneficiary of the Stichting, a variable interest entity. As a result of consolidating the Stichting shares held by the Stichting at December 31, 2004 are presented as treasury stock, in the consolidated balance sheets. Prior to the consolidation of the Stichting, the value of the treasury shares held by the Stichting were reflected as additional paid in capital on the consolidated balance sheets. As of December 31, 2004 and March 31, 2005, the Stichting held 1,179,540 treasury shares.

Due to the current economic environment the Company does not consider it prudent to pay a dividend.

Note 8 - Income Taxes

The Company's effective tax rate differed from the statutory tax rate in the Netherlands (31.0%) for the three months ended March 31, 2005, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized as well as due to different tax rates within the Company due in other countries.

For the three month ended March 31, 2004, the effective tax rate differed from the statutory tax rate in the Netherlands (34.5%) primarily due to the increase in the valuation allowance for current year net operating losses.

The Company had net operating loss carryforwards of approximately $437.4 million and $417.7 million as of December 31, 2004 and March 31, 2005, respectively.

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $70.5 million as of December 31, 2004). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

Note 9 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                        For the Three Months
                                                           Ended March 31
                                                     --------------------------
                                                        2004            2005
                                                     ----------     -----------
                                                     (unaudited)    (unaudited)
                                                            (in thousands)
Revenues from External Customers:
Austria..............................................$   36,245     $    33,375
Italy................................................    13,795          13,246
France...............................................     5,721           4,682
United Kingdom/Ireland...............................     4,624           2,728
Japan................................................       195             466
Other (Europe).......................................     4,334           3,636
North America........................................    27,445          25,486
                                                     ----------     -----------
    Total net revenues...............................$   92,360     $    83,619
                                                     ==========     ===========


                                                     December 31,    March 31,
                                                        2004           2005
                                                     -----------    -----------
                                                                    (unaudited)
                                                            (in thousands)
Long lived assets:
Austria..............................................$   28,455     $    26,339
Italy................................................    20,432          18,477
Germany..............................................       691             215
France...............................................       156             130
United Kingdom/Ireland...............................     1,723           1,651
Japan................................................     1,711           1,634
Other (Europe).......................................    21,271          20,666
North America........................................    30,863          30,319
                                                     ----------     -----------
    Total long lived assets..........................$  105,301     $    99,431
                                                     ==========     ===========

Note 10 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which
(euro)3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of (euro)5.5 million of its 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, the Company wrote-off $0.07 million of debt issue costs. At December 31, 2004, the Company had (euro)126.2 million ($171.8 million) of senior notes outstanding.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In March 2005, the Company repurchased the equivalent of (euro)10.0 million of its 8.5% senior notes for (euro)9.7 million ($12.5 million) and realized a gain of $0.1 million. As a result of this transaction, the Company wrote-off $0.1 million of debt issue costs. At March 31, 2005, the Company had (euro)116.5 million ($151.0 million) of senior notes outstanding.

Note 11 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately $1.0 million and $1.2 million for the month ended March 31, 2004 and 2005, respectively.

                                             March 31,
                                               2005
                                           ------------
2005...................................... $      3,818
2006......................................        4,422
2007......................................        3,879
2008......................................        3,090
2009......................................        2,557
Thereafter................................        3,076
                                           ------------
                                           $     20,842
                                           ============


Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of March 31, 2005, accruals for warranties consist of the following (in thousands):


                                       -----------
Balance as of January 1, 2005          $    4,627
Current year provision                        763
Settlements made during the period           (699)
Translation adjustment                        (84)
Balance as of March 31, 2005           $    4,607
                                       ==========

Note 12 - Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

The table below shows the net periodic benefit cost for the period ended March 31, 2005 (in thousands):


                                               Pension Benefit    Other Benefits
                                               ---------------    --------------


Service cost...................................$           170    $          410
Interest cost..................................             64               106
Amount of recognized (gains) losses............             --                59
                                               ---------------    --------------
Net periodic benefit cost recognized...........$           234    $          574
                                                ==============    ==============


As of March 31, 2005, the Company paid $0.1 million of employer contribution and expects to make insignificant amounts of employer contributions during 2005.


Note 13 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.3 million and $1.3 million for the period ended March 31, 2004 and 2005, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.01 million and $0.01 million for the period ended March 31, 2004 and 2005, respectively.

Note 14 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.1 million and $0.1 million for the period ended March 31, 2004 and 2005, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of March 31, 2005, 145,848 shares were available for grant under the Plan 1998.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of March 31, 2005, the weighted average remaining contractual life of the outstanding stock options is 4.6 years, and 770,528 options are vested and exercisable.

                                                    Exercise Price Less Than
                                                   Grant Date Stock Fair Value
                                                 -------------------------------
                                                   Number of    Weighted average
                                                   of shares     exercise price
                                                 -------------  ----------------


Balance, December 31, 2003.......................    1,613,982            0.32
Exercised........................................    (151,670)            0.32
                                                 -------------   -------------
Balance, March 31, 2004..........................    1,462,312   $        0.32
                                                 =============   =============

Balance, December 31, 2004 and March 31, 2005....    1,416,634   $        0.36
                                                 =============   =============


At March 31, 2005 stock options representing 770,528 shares are exercisable at price of $0.36per share and grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of March 31, 2005 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                   Exercise Price Greater Than
                                                   Grant Date Stock Fair Value
                                                 -------------------------------
                                                   Number of    Weighted average
                                                   of shares     exercise price
                                                 -------------  ----------------


Balance, December 31, 2003 and 2004
and March 31, 2004 and 2005......................    3,982,068   $        4.31
                                                 =============   =============

As of March 31, 2005, the weighted average remaining contractual life of the outstanding stock options is 6.7 years, and 1,756,482 options are exercisable under the Plan 2001. At March 31, 2005, stock options representing 1,756,482 shares are exercisable at price of $4.31 per share and grant date was September 2001.

Note 15 - Restructuring Costs

In the three months ended March 31, 2004 we recorded restructuring costs of $0.3 million consisting of dismissal and transfer costs in connection with the closing of our plant in Mullingar, Ireland and our plant in Tallinn, Estonia.
We have largely completed the program during 2004.

Note 16 - Subsequent Event

In April 2005, Head Sport AG, a subsidiary of Head N.V., has decided to outsource 90% of its tennis racquet production from its European sites in Kennelbach, Austria and Eeske Budejovice, Czech Republic to China. This agreement contains a lease that will be accounted for in accordance with EITF 01-08.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Overview:

We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first three months of any calendar year, we typically generate some 20 to 30% of our Racquet Sports and Diving product revenues, but less than 10% of our Winter Sports revenue. Thus, we typically generate only some 15 to 20% of our total year gross profit in the first three months of the year, but we incur some 25% of fixed general and administration and marketing expenses in this period.

Market Environment

The 2004/2005 winter sports season experienced a late start in all geographic markets. In some areas, good snow conditions helped the sales recover. In other areas however, such as the northwest of the United States and certain parts of Italy, snow conditions were poor and the markets were down. The Japanese market still experiences slow growth, suffering from a continued difficult economic environment, which leads us to expect that the Japanese market will show further decline. Apart from additional potential sales in Eastern Europe and in China, we expect the worldwide market for alpine products to be stable in the best case. The snowboard market was more adversely effected by the late start in the winter sports season, and we expect the market for snowboard products to decline by approximately 10%.

While the tennis market in the United States showed some growth in 2004, due to bad weather conditions during the summer of 2004 the European tennis market declined. Retailers in many markets reported higher than average inventories, reflecting a reduction in purchases for the second half of the year. Tennis racquet sales volume in Japan remained stable. Growth in the US market for tennis balls was stable during 2004, while in Europe the market growth for tennis balls experienced a decline from bad weather conditions.

Growth in the overall market for diving equipment is perceived to be flat in the United States and declining in Europe, due to less travel worldwide to dive centers and resorts and, corresponding by, fewer purchases of equipment. However, the market in Southeast Asia experienced fair growth. In the past, we have increasingly focused at the Japanese and Chinese markets and have established dedicated area managers and implemented marketing initiatives. Our strategy in the Japanese and Chinese markets is to improve product availability and customer satisfaction.


                                        I

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Results of Operations:

The following table sets forth certain consolidated statements of operations data:

                                                         For the Three Months
                                                            Ended March 31,
                                                       ------------------------
                                                          2004          2005
                                                       ----------    ----------
                                                            (in thousands)
REVENUES
Total net revenues.................................... $   92,360    $   83,619
Cost of sales.........................................     57,851        52,276
                                                       ----------    ----------
     Gross profit.....................................     34,509        31,343
                                                       ==========    ==========
     Gross margin.....................................      37.4%         37.5%
Selling and marketing expense.........................     28,041        30,933
General and administrative expense (excl. non-cash
     compensation expense and restructuring costs)....     10,705         9,325
Non-cash compensation expense.........................        139           106
Restructuring costs...................................        272            --
                                                       ----------    ----------
     Operating loss...................................     (4,648)       (9,021)
                                                       ==========    ==========
Interest expense......................................    (12,871)       (4,465)
Interest income.......................................        403           297
Foreign exchange gain.................................         79           914
Other income (expense), net...........................         (6)           68
                                                       ----------    ----------
     Loss from operations before income taxes.........    (17,043)      (12,208)
Income tax benefit....................................      2,648         3,063
                                                       ----------    ----------
     Net loss ........................................ $  (14,394)   $   (9,145)
                                                       ==========    ==========


Three Months Ended March 31, 2005 and 2004

Total Revenues. For the three months ended March 31, 2005 total revenues decreased by $8.7 million, or 9.5%, to $83.6 million from $92.4 million in the comparable 2004 period. This decrease was due to lower sales volumes across all divisions and declining prices especially for racquet sports. These effects were partly offset by the strengthening of the euro against the U.S. dollar.



                                       II

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

                                                        For the Three Months
                                                           Ended March 31,
                                                         2004          2005
                                                     -----------   -----------
                                                     (unaudited)   (unaudited)
                                                           (in thousands)

Product category:
Winter Sports .......................................$    22,082   $    21,220
Racquet Sports.......................................     49,512        42,380
Diving...............................................     19,914        19,078
Licensing............................................      2,891         3,049
                                                     -----------   -----------
     Total revenues..................................     94,399        85,727
Other revenues.......................................        267           279
Sales Deductions.....................................     (2,306)       (2,387)
                                                     -----------   -----------
     Total Net Revenues..............................$    92,360   $    83,619
                                                     ===========   ===========


Winter Sports revenues for the three months ended March 31, 2005 decreased by $0.9 million, or 3.9%, to $21.2 million from $22.1 million in the comparable 2004 period. This decrease was due to lower sales volumes of skis and bindings as a consequence of very late winter season 2003/2004 which resulted in higher revenues in Q1 2004. This decrease was partly offset by higher sales volumes of our ski-boots and the strengthening of the euro against the U.S. dollar.

Racquet Sports revenues for the three months ended March 31, 2005 decreased by $7.1 million, or 14.4%, to $42.4 million from $49.5 million in the comparable 2004 period. This decrease was mainly due to lower sales volumes in tennis racquets and balls as well as a change in product mix in tennis racquets. Tennis racquet sales were unfavorably impacted by the timing of the launch of the new Flexpoint racquets in Q2 2005, while we benefited strongly from the Liquidmetal technology momentum in Q1 2004. In tennis balls a part of the decline is a result of the discontinued original equipment manufacturing ("OEM") business. Due to the closure of our tennis ball plant in Mullingar, Ireland we predictably lost a part of our tennis ball business with European OEM accounts. The strengthening of the euro against the U.S. dollar, partially offset the negative market impacts.

Diving revenues for the three months ended March 31, 2005 decreased by $0.8 million, or 4.2%, to $19.1 million from $19.9 million in the comparable 2004 period. This decrease comes mainly from Italian market. The strengthening of the euro against the U.S. dollar partially offset the negative development.

Licensing revenues for the three months ended March 31, 2005 increased by $0.2 million, or 5.4%, to $3.0 million from $2.9 million in the comparable 2004 period due to new licensing agreements as well as timing impacts and the strengthening of the euro against the U.S. dollar.

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Sales deductions for the three months ended March 31, 2005 remained stable.

Gross Profit. For the three months ended March 31, 2005 gross profit decreased by $3.2 million to $31.3 million from $34.5 million in the comparable 2004 period due to declining sales. Gross margin increased slightly to 37.5% in 2005 from 37.4% in the comparable 2004 period due to improved operating performance and product mix.


                                       III

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Selling and Marketing Expenses. For the three months ended March 31, 2005, selling and marketing expenses increased by $2.9 million, or 10.3%, to $30.9 million from $28.0 million in the comparable 2004 period. This increase was due to higher advertising expenses promoting the introduction of our Flexpoint racquets as well as the strength of the euro against the dollar.

General and Administrative Expenses. For the three months ended March 31, 2005, general and administrative expenses decreased by $1.4 million, or 13.0%, to $9.3 million from $10.7 million in the comparable 2004 period. This decrease was due to tight expense control and lower expenses for warehousing due to decreased sales volumes partially offset by the strengthening of the euro against the dollar.

For the three months ended March 31, 2005 and 2004, we also recorded $0.1 million of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, in the three months ended March 31, 2004 we recorded restructuring costs of $0.3 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2005 increased by $4.3 million to $9.2 million from $4.6 million in the comparable 2004 period.

Interest Expense. For the three months ended March 31, 2005, interest expense decreased by $8.4 million, or 65.3%, to $4.5 million from $12.9 million in the comparable 2004 period. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004, the premium of $4.4 million for the early redemption of the 10.75% senior notes, lower interest expenses on our long-term debts due to the fact that in 2004 we repaid our 10.75% senior notes one month after the issuance of the 8.5% senior notes and lower expenses for our short-term loans.

Interest Income. For the three months ended March 31, 2005, interest income decreased by $0.1 million, or 26.3%, to $0.3 million from $0.4 million in the comparable 2004 period. This increase was due to lower interest bearing cash on hand.

Foreign Currency Gain. For the three months ended March 31, 2005, we had a foreign currency gain of $0.9 million compared to a gain of $0.1 million in the comparable 2004 period.

Other Income (Expense), net. For the three months ended March 31, 2005, other income, net remained insubstantial as in the comparable 2004 period.

Income Tax Benefit. For the three months ended March 31, 2005, income tax benefit was $3.0 million, an increase of $0.4 million compared to income tax benefit of $2.6 million in the comparable 2004 period. This increase results from a shift by fiscal jurisdiction of losses before income taxes.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2005, we had a net loss of $9.1 million, compared to a net loss of $14.4 million in the comparable 2004 period.


                                       IV

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Liquidity and Capital Resources

Payments from our customers are our greatest source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the three months ended March 31, 2005, cash generated from operating activities increased by $15.6 million, or 66.0%, to $39.3 million from $23.7 million in the comparable 2004 period. This was mainly due to lower working capital and lower loss. The cash flows from operating activities were used to purchase property, plant and equipment of $ 2.7 million, marketable securities of $5.2 million and our 8.5% senior notes of $12.5 million ((euro)9.7 million).

As of March 31, 2005, we have in place $151.0 million ((euro)116.5 million) senior notes due 2014, $17.7 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and $11.3 million other long-term debt comprising secured loans in Austria, Italy and the Czech Republic. In addition, we used lines of credit with several banks in Austria, Canada and Japan of $36.2 million.

As of March 31, 2005, we had $2.5 million in available unused credit facilities and reported $72.3 million cash on hand mainly held in euro.

We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs.



                                       V